FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 22, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 22, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton Announces 20% Increase in Ore Reserves at Alumbrera

Wheaton River Minerals Ltd. (Vancouver, BC) announces an upgrade in the ore reserves at the Minera Alumbrera mining operation in Argentina, extending the mine life at Alumbrera by 2.5 years and ensuring gold production until mid-2015.

An ongoing ore delineation drilling program, undertaken within the existing ore envelope and for extensions at depth, has confirmed in excess of 80 million tonnes of additional ore reserves. Following re-optimization of the mine plan, based on a new geological model and improved metal prices ($350 per oz of gold and $0.90 per lb. Copper) and cost improvements has increased reserves by an additional 350,000 tonnes of copper and 1.2 million ounces of gold. The grade and cost profiles of the additional ore are expected to be in line with the previous life of mine plan. The additional ore was found predominantly in the north-western and northern domains of the pit, both inside and outside previous pit limits.

Ian Telfer Chairman and CEO of WRM said: "the extension of the mine life at Alumbrera adds significant value to Wheaton with the addition of over 450,000 ounces of gold reserves and over $200 million in additional  cashflow over the life of the mine.”

Alumbrera will continue the intensive in-pit resource definition program with the objective of adding further ore reserves in the coming year. A new ore reserve statement for Alumbrera will be made available in the second half of the year based on the new geological model and the update of the pit topography at June 30, 2004.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.